Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

April 28, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Attention: Ashley Vroman-Lee
100 F Street, N.E.
Washington, D.C. 20549

Re:     OFS Capital Corporation
Preliminary Proxy Statement - PRE 14A (filed April 13, 2020)

Dear Ms. Vroman-Lee:
On behalf of OFS Capital Corporation (the “Company”), set forth below are the Company’s responses to the oral comments provided by the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Company’s Preliminary Proxy Statement - PRE 14A (filed April 13, 2020). The Staff’s comments are set forth below in bold italics and are followed by the Company’s responses.
Legal Comments

1.
On pages 3 and 10, the Company indicates that the price for soliciting proxies is “approximately $7,500 plus expenses.” Please give an estimate of the total amount that the Company will expense on proxy solicitation, including expenses.

Response: The Company has revised the disclosure to provide the total estimated cost of proxy solicitation, including expenses.

2.
Page 6, the Company states that its “ability to grow over time and to continue to pay dividends to Stockholders could be adversely affected if the Company were unable to access the capital markets as attractive investment opportunities arise.” Please include a statement that the Company maybe not be able to access the capital markets regardless of the outcome of the proposal.

Response: The Company has revised the disclosure by including the requested disclosure.

* * *

If you have any questions or additional comments concerning the foregoing, please contact Dwaune Dupree at (202) 383-0206 or the undersigned at (202) 383-0218.

Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.